EXHIBIT 16.1
[KPMG LLP Letterhead]

Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:

We were previously principal accountants for Dasan Zhone Solutions, Inc., formerly Zhone Technologies, Inc. (“the Company”) and, under the date of March 23, 2016, we reported on the consolidated financial statements of Zhone Technologies, Inc. as of and for the years ended December 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2015. On October 12, 2016, we resigned. We have read Dasan Zhone Solutions, Inc.’s statements included under Item 4.01 of its Form 8-K dated October 12, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that it has not yet made a determination as to which accounting firm will serve as the Company’s principal accountant.

Very truly yours,
/s/ KPMG LLP

San Francisco, California
October 14, 2016